SECOND AMENDMENT TO THE
INVESTMENT ADVISORY AGREEMENT

THIS SECOND AMENDMENT dated as of the 28th day of September, 2015, to the Investment Advisory Agreement, dated as of September 6, 2012, (the “Agreement”), is entered into by and between Managed Portfolio Series, a Delaware statutory trust (“Trust”) and Advantus Capital Management, Inc., a Minnesota corporation (“Adviser”).

RECITALS

WHEREAS, the parties have entered into the Agreement; and

WHEREAS, the parties desire to amend the Agreement to incorporate newly created series of the Trust; and

WHEREAS, Section 10 of the Agreement allows for its amendment by a written instrument executed by all of the parties.

NOW, THEREFORE, the parties agree to amend and restate Schedule A as attached hereto to add the Advantus Dynamic Managed Volatility Fund and Advantus Managed Volatility Equity Fund, each a new series of Managed Portfolio Series.

Except to the extent amended hereby, the Agreement shall remain in full force and effect.

IN WITNESS WHEREOF, the parties hereto have caused this Second Amendment to be executed by a duly authorized officer, as applicable, on one or more counterparts as of the date set forth above.

MANAGED PORTFOLIO SERIES:

By:	/s/ James R. Arnold
James R. Arnold
President and Principal Executive Officer

ADVANTUS CAPITAL MANAGEMENT, INC.:

By:	/s/ Gary Kleist
Gary Kleist
Financial Vice President

SCHEDULE A

FUNDS AND FEES

Series of Managed Portfolio Series	Annual Fee Rate as % of Current Net Assets

Advantus Strategic Dividend Income Fund	0.75%
Advantus Short Duration Bond Fund	0.35%
Advantus Dynamic Managed Volatility Fund	0.65%
Advantus Managed Volatility Equity Fund	0.65%